Exhibit 99.1

Undertone Invited by BIMA to Join Industry Leaders for High-Level “Year in Review” Event

Undertone joins Innovative Creative Leaders from L.L. Bean, Bose, PF Flyers and Follain at the
‘Year in Review’ Panel Discussion to Take Place on November 6 at District Hall in Boston, MA

TEL AVIV, Israel & NEW YORK, November 6, 2018 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a leader in synchronized cross-platform digital branding for the world’s most prominent brands, was invited by Boston Interactive Media Association’s (BIMA), New England’s largest digital media-focused community, to join its ‘A Year in Review: The Brands POV’ event.

Undertone will be participating in panel discussions about 2018’s digital media trends, tactics and strategies. Panel participants include Danielle Rollo (Chief Revenue Officer at Undertone), Jennifer Joyce (VP of Marketing at Follain, a beauty and skincare company focused on health and sustainability), Chuck Gannon (Corporate Advertising Manager at L.L. Bean, a leading multichannel merchant of quality outdoor gear and apparel), Marissa Curcuru (Manager of Global Media at Bose, a global leader in the design and development of audio equipment) and Nicole Underwood (Integrated Marketing Associate for PF Flyers, an American brand of lifestyle shoes manufactured by New Balance).

2018 witnessed many disruptions in the digital marketing ecosystem including the consolidation of major media giants AT&T and AppNexus. This esteemed panel will delve into what strategies worked, which fell flat, as well as looking ahead to the trends, direction and anticipated innovations to emerge in 2019.

“As the year comes to a close, industry leaders are reviewing what had the highest impact on digital success, and what is expected to continue in the future. There is no doubt that creativity was and will be a driving force for brands,” said Danielle Rollo, CRO at Undertone. “Undertone sits at the nexus of creativity and measurement, which is why our Synchronized Digital Branding platform is more compelling than ever. I am looking forward to what will be a fantastic panel conversation.”

Undertone is at the forefront of the technology which drives where and how ads are displayed, thus creating powerfully consistent messaging for today’s most digitally savvy brands including BMW, Airheads and LG. In addition to the company’s CRO participating in the panel, Undertone’s Director of Sales and Chairman of the Board at BIMA, Rob DeSalvo, will also play a key role in leading this event.

“This event and panel discussion are great ways for marketing professionals to generate new digital media thinking, especially those amazing professionals that call the Boston metro area home,” said Rob DeSalvo. “We couldn’t be happier with the fantastic companies being represented at this year’s event. It’s been an amazing year for the industry and we are thrilled by the growth of Boston’s digital marketing community. We expect there to be takeaways that will directly impact marketing strategies in 2019.”

“With regards to digital, 2018 set a very high standard with the number of truly impressive campaigns, as well as marketing strategies that enhance marketers’ abilities to increase engagement with today’s consumers,” said Chuck Gannon, Corporate Advertising Manager at L.L. Bean. “The great thing about this panel is that we all bring something unique to the table. We come from different sectors, each with its own challenges and solutions to marketing pain points. We have a great deal to learn from each other about the past year that we can take boldly forward into 2019.”

If you are interested in attending, the event takes place at District Hall in Boston, MA on Tuesday, November 6th at 6 p.m. To purchase tickets, please visit https://bima.org/event/a-year-in-review-the-brands-pov/.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), sits at the intersection of creative, data, and distribution, delivering award-winning creative experiences for the world’s leading brands. Through its synchronized digital branding solution, Undertone delivers cohesive stories that reach consumers across the most important touchpoints, screens, and platforms. Undertone’s solution eliminates fragmentation and ensures brand messaging is synchronized and perfectly aligned with campaign KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About BIMA:
BIMA, the Boston Interactive Media Association, is New England’s largest digital media-focused community, comprised of over 3,000 digital media buyers, planners and publishers with business interests in the New England market. Membership is individually based. To qualify, applicants must demonstrate a professional responsibility for administering online advertising and marketing budgets. The applicant should be involved in the planning, buying, or selling of online media. Memberships in BIMA are separate from MITX membership. For more information about BIMA go to https://www.bima.org

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.